UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 6, 2021, Reto Eco-Solutions, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place a Convertible Debenture (the “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,500,000 (the “Transaction”), provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $5,000 at the closing.

The Debenture Holder may convert the Debenture in its sole discretion to Company’s common shares at any time at the lower of $1.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

The Company has agreed to register for resale the common shares underlying the Debenture with the U.S. Securities and Exchange Commission pursuant to a registration rights agreement dated July 6, 2021.

The foregoing is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to these transaction documents.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated July 6, 2021
10.2	Form of Debenture
10.3	Registration Rights Agreement, dated July 6, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
Date: July 8, 2021	Title:	Chief Executive Officer

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